Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(Dollar amounts in millions)

	Year ended December 31,
	2011	2010	2009	2008	2007
Income before income taxes	$3,135	$3,021	$1,272	$1,016	$1,820
Less: Net income (loss) attributable to non-controlling interests(1)	2	(13)	22	(155)	364

Pre-tax income attributable to BlackRock, Inc.	3,133	3,034	1,250	1,171	1,456
Add: Fixed charges	236	209	104	102	80
Distributions of earnings from equity method investees	30	14	18	28	23
Less: (Losses) earnings from equity method investees	23	141	30	(294)	84

Pre-tax income before fixed charges	$3,376	$3,116	$1,342	$1,595	$1,475

Fixed charges:
Interest expense	$176	$150	$68	$69	$52
Interest expense on uncertain tax positions(2)	10	8	8	5	2
Portion of rent representative of interest	50	51	28	28	26

Total fixed charges	$236	$209	$104	$102	$80

Ratio of earnings to fixed charges	14.3x	14.9x	12.9x	15.6x	18.4x

(1)	Amount includes redeemable and nonredeemable non-controlling interests.
(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the consolidated statements of income.